UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number 001-08382

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-249829) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

The following was included in an offering document used in connection with securities offerings by SEK outside the United States.

Recent Developments in 2023:

“In May 2023, in response to new information regarding the financial condition of two of SEK’s counterparties, SEK decided to increase its provision for total loss allowances by an amount equivalent to Skr 247 million. The increase in loss allowance is in relation to two finance transactions with a combined total exposure equivalent to Skr 496 million.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)

By:	/s/ Susanna Rystedt
Susanna Rystedt, Director

By:	/s/ Stefan Friberg
Stefan Friberg, Chief Financial Officer

Dated: May 30, 2023